Parallel Petroleum Corporation

1004 N. Big Spring, Suite 400

Midland, Texas 79701

October 13, 2009

VIA EDGAR AND FACSIMILE

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	Parallel Petroleum Corporation

Schedule 14D-9

Filed on September 24, 2009

Amendment No. 1 to Schedule 14D-9

Filed on October 1, 2009

SEC File No. 005-39822

Dear Mr. Duchovny:

Parallel Petroleum Corporation (“Parallel”) hereby acknowledges the following:

•	Parallel is responsible for the adequacy and accuracy of the disclosures in the filings.

•

The staff’s comments or changes to disclosures in response to the staff’s comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings.

•	Parallel may not assert the staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Parallel Petroleum Corporation

By:	/s/ Larry C. Oldham
Larry C. Oldham
Chief Executive Officer